

Mail Stop 3561

August 7, 2009

Thomas G. Brooker
Chief Executive Officer
Nashua Corporation
11 Trafalgar Square, Suite 201
Nashua, New Hampshire

> **Re:**   **Nashua Corporation**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-05492**

Dear Mr. Brooker:

We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: John L. Patenaude
       Fax: (603) 880-2633